Mail Stop 3561

April 25, 2008

Lon R. Greenberg
Chairman and Chief Executive Officer
UGI Corporation
460 North Gulph Road
King of Prussia, PA 19406

> **Re: UGI Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2007**
> **Filed November 29, 2007**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2007**
> **Filed February 8, 2008**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 18, 2007**
> **File No. 1-11071**

Dear Mr. Greenberg:

        We have completed our review of your Form 10-K for the fiscal year ended September 30, 2007 and have no further comments at this time.

                                                    Sincerely,

                                                    H. Christopher Owings
                                                    Assistant Director

cc: Linda Griggs
        Morgan Lewis & Bockius